                                                U.S. SECURITIES AND EXCHANGE COMMISSION

|--------------------|
|        FORM 5      |
|                    |                                 Washington, D.C. 20549
|--------------------|
                                          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                                 of the Investment Company Act of 1940

----------------------------------------------------- ---------------------------------------------------------------- -------------------------------------------------
1.       Name and Address of Reporting Person*        2.       Issuer Name and Ticker or Trading Symbol                6.  Relationship of Reporting Person to Issuer
                                                                                                                       (Check all applicable)
                                                                     Compaq Computer Corporation (CPQ)                        Director       ___ 10% Owner
                                                                                                                       ------
                                                                                                                         X  Officer   (give  ___ Other (Specify)
                                                                                                                       ----
McDowell             Mary                    T.                                                                                       title
                                                                                                                                      below)
----------------------------------------------------- ----------------------------------------------------------------
-----------------------------------------------------
(Last)               (First)            (Middle)      3.  IRS or Social Security   4.  Statement for
                                                          Number of Reporting         Month/Year                            Sr. VP and General Manager, Industry
                                                                                                                            ----------------------------------
20555 SH 249                                              Person (Voluntary)       Fiscal Year 2000                         Standard Server Group
                                                                                                                            ---------------------
-----------------------------------------------------                              ----------------------------------- -------------------------------------------------
                            (Street)                                               5.  If Amendment, Date of           7.  Individual or Joint/Group Filing
                                                                                      Original                                     Check applicable line)
                                                                                      (Month/Year)                       X   Form filed by One Reporting Person
                                                                                                                       -----
Houston                    TX            77070-2698                                                                    ___ Form filed by More than One Reporting Person
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(City)                   (State)            (Zip)              Table 1 - Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------- ------------------------------------------------------------------------------------------------------------------
1.  Title of Security                                 2  Transac-      3.  Trans-    4.  Securities Acquired (A)       5.  Amount 0f        6.  Owner     7. Nature of
    Instr. 3)                                           action Date       tion        or Disposed of (D)                   Securities         - ship Form:  Indirect
                                                                         Code         (Instr. 3, 4 and 5)                  Bene-                Direct      Beneficial
                                                        (Month/          (Instr. 8)                                        fically Owned        (D) or      Ownership
                                                                                                                           at End of            Indirect    (Instr. 4)
                                                                                                                           Issuer's
                                                                                   -----------------------------------
                                                                                   ------------- -------- ------------
                                                        Day/                                     (A) or                    Fiscal Year        (I)
                                                        Year)                         Amount        (D)      Price         (Instr. 3 and       (Instr.
                                                                                                                           4)               4)
----------------------------------------------------- -------------- ------------- ------------- -------- ------------ -------------------- ------------- --------------
                                                      -------------- ------------- ------------- -------- ------------ -------------------- ------------- --------------
Common Stock                                          5/15/2000      A             50,000        A                                               D
                                                      -------------- ------------- ------------- -------- ------------ -------------------- ------------- --------------
----------------------------------------------------- -------------- ------------- ------------- -------- ------------ -------------------- ------------- --------------
Common Stock                                          7/25/2000      F             1,840 (1)     D        $29.25                                 D
----------------------------------------------------- -------------- ------------- ------------- -------- ------------ -------------------- ------------- --------------
                                                      -------------- ------------- ------------- -------- ------------ -------------------- ------------- --------------
Common Stock                                          10/24/2000     F             1,840 (1)     D        $28.15       46,498.4577 (2)           D
----------------------------------------------------- -------------- ------------- ------------- -------- ------------ -------------------- ------------- --------------
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* If the Form is filed by more than one Reporting Person, See Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                              (Print or Type Responses)

================================================================================================================================================================================

FORM 5 (continued)
                             TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)

---------------- ------------ ------------ -------------- ------------------ ------------------------- ----------------------- --------- ------------ ------------ --------------
1. Title of      2. Conver-   3. Trans-    4. Transac-      5. Number of     6. Date Exer-             7. Title and Amount of  8. Price  9. Number    10. Owner-   11. Na-
   Derivative      sion or      action       tion Code      Derivative         cisable and Ex-           Underlying              of        of Deriv-      ship         ture
   Security        Exercise     Date         (Instr. 8)     Securities         piration Date             Securities              Deriv-    ative          of           of In-
   (Instr. 3)      Price of     (Month/                     Ac-quired (A)      (Month/Day/               (Instr. 3 and 4)        ative     Secur-         Deriv-       direct
                   Deriv-        Day/                       or Dis-              Year)                                           Secur-    ities          ative        Bene-
                   Ative         Year)                      posed of (D)                                                         ity       Bene-          Secu-        ficial
                   Security                                 (Instr. 3, 4,                                                                  ficially       rity:        Own-
                                                            and 5)                                                               (Instr.   Owned          Direct       ership
                                                                                                                                 5)
                                                                             ----------- ------------- ------------ ----------
                                                                                                                                           at End         (D) or       (Instr.
                                                                             Date        Expira-                    Amount or              of             Indi-        4)
                                                                             Exer-       tion             Title     Number of              Year           rect
                                                                             cisable     Date                        Shares                 (Instr.       (I)
                                                                                                                                         4)
                                                                                                                                                      (Instr. 4)
                                                          ---------- -------
                                                             (A)     (D)
---------------- ------------ ------------ -------------- ---------- ------- ----------- ------------- ------------ ---------- --------- ------------ ------------ --------------
Stock Option     $27.38       5/15/2000          A        70,000             5/15/2002   5/15/2010     Common       70,000               70,000       D
Right to Buy)                                                                   (3)                    Stock
---------------- ------------ ------------ -------------- ---------- ------- ----------- -------------              ---------- --------- ------------ ------------ --------------
                 ------------ ------------ -------------- ---------- ------- ----------- ------------- ------------ ---------- --------- ------------ ------------ --------------
Stock Option     $18.10       12/13/2000         A        250,000            1/13/2001   12/12/2010    Common       250,000              250,000      D
Right to Buy)                                                                   (4)                    Stock
---------------- ------------ ------------ -------------- ---------- ------- ----------- ------------- ------------ ---------- --------- ------------ ------------ --------------
                 ------------ ------------ -------------- ---------- ------- ----------- ------------- ------------ ---------- --------- ------------ ------------ --------------

---------------- ------------ ------------ -------------- ---------- ------- ----------- ------------- ------------ ---------- --------- ------------ ------------ --------------
---------------- ------------ ------------ -------------- ---------- ------- ----------- ------------- ------------ ---------- --------- ------------ ------------ --------------

---------------- ------------ ------------ -------------- ---------- ------- ----------- ------------- ------------ ---------- --------- ------------ ------------ --------------
Explanation of Responses:

(1)  Shares withheld to satisfy tax liability for restricted stock vesting.
(2)  Includes 178.4577 shares acquired under the Employee Stock Purchase Plan in the month of October.
(3)  Shares will vest 100% on this date
(4)  Option is first exercisable on this date and vest prorata over 48 months from grant date.

                    /s/ Linda S. Auwers                         2/14/2001
                 ---------------------------------------     -----------------
                          By Linda S. Auwers for                    Date
                    Mary T. McDowell, Reporting Person

                        Confirming Statement
                        --------------------

     This statement  confirms that the undersigned has authorized and designated either  of  Linda  S.  Auwers  or  Sherry  L.  Walker  (each  individually,  the
"Authorized Person") to execute and file on the undersigned's behalf Forms 4 and
Forms 5 (including any amendments  thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's  ownership of or transactions in securities of Compaq Computer
Corporation.  The authority of the Authorized  Person under this Statement shall continue until the undersigned is no longer required to file Forms 4 and Forms 5 with regard to the  undersigned's  ownership of or transactions in securities of
Compaq Computer Corporation,  unless earlier revoked in writing. The undersigned acknowledges  that the Authorized  Person is not assuming nor is Compaq Computer
Corporation  assuming any of the undersigned's  responsibilities  to comply with
Section 16 of the Securities and Exchange Act of 1934.

                                              /s/ Mary T. McDowell
                                            -------------------------
                                            Mary T. McDowell

Dated:  May 10, 2000

**Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations. See 18 U.S.C.1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.